[M & T Bank Corporation Letterhead]
October 26, 2007
Via Edgar and Facsimile (202) 772-9208
Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	M&T Bank Corporation Definitive 14A Filed March 5, 2007; File No. 01-9861
Dear Mr. Windsor:
This letter serves as the response of M&T Bank Corporation (the “Company”) to your letter dated August 21, 2007. For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.
Many of the Staff’s comments appear to request additional information regarding the Committee’s consideration and analysis of quantitative and formulaic factors when making compensation decisions. We note at the outset that, as described in the Company’s proxy statement, neither the total amount of compensation nor any particular element of compensation paid to a named executive officer (“NEO”) is fixed nor strictly targeted to any benchmark, performance measure or formula. Although market compensation information and performance measures and qualitative factors are taken into account in assessing the competitiveness of the Company’s pay practices as further described below, there is no predetermined weighting or formula applied to them in setting an NEO’s compensation. The Committee believes that assessing performance after the year is complete, based on a broad perspective of the factors that contribute to performance, results in better and fairer compensation decisions than a strictly mechanical approach.
In keeping with M&T’s goal of open and transparent governance, we will augment future proxy statements consistent with the following:
1.	Please clarify the nature of your benchmarking activities. If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator companies, please identity the companies that comprise each sub-group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Christian N. Windsor
October 26, 2007

Response: As noted in the proxy statement, the Company periodically, but at least annually, “market checks” compensation levels for the NEOs and financial performance to the Comparative Banks. For 2006, the Company selected for this purpose twelve commercial banking companies, all twelve of which were included in the KBW 50 Index compiled by Keefe, Bruyette & Woods, Inc. in 2006. The Comparative Banks are identified in footnote 1 to page 13. Neither total compensation nor any element of compensation paid to the NEOs is benchmarked against a subset of the Comparative Banks or any other group of comparative banks.
The Committee uses this information as a “market check” to help assess the competitiveness of the Company’s pay practices in relation to the Comparative Banks. Actual compensation is affected by a number of factors and is not strictly targeted to any particular level. The factors considered include, but are not limited to, the executive’s past compensation, the Company’s performance, the executive’s individual performance, and the market for comparable employees as reflected in the comparative information.
2.	Revise your disclosure to provide analysis of [how] the Committee determined the compensation awarded to the named executive officers. See Item 402(b)(1) of Regulation S-K. For example, disclose how the Committee determined the size of the annual cash incentive awards given to the named executive officers and discuss how the Committee determined the size of specific equity awards. Provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the Committee determined the specific payout amounts. Although your compensation decisions may be subjective in nature, provide analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element of compensation. Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response: As noted above, though the Committee considers the achievement of performance goals, corporate, financial, strategic, and operational objectives and individual goals, the Committee does not set total compensation or any particular element of compensation based on the achievement of specific targets or maximum levels of performance. Under the Company’s compensation programs, executives do not have target opportunities for either annual cash incentive or equity awards, and nothing is communicated to them during the year regarding the amount of any award that they may be eligible to receive.

Mr. Christian N. Windsor
October 26, 2007

Consistent with the objective of attracting, developing and retaining executive officers capable of maximizing the Company’s performance for the benefit of the Company’s stockholders, in determining annual cash incentive and equity awards, the Committee assesses the following factors, without assigning any particular weighting to any factor:
•	the Company’s past performance compared to the Goals and Objectives and future prospects;

•	the Company’s performance compared to the Comparative Banks;

•	the NEO’s individual performance, as discussed below;

•	the NEO’s past compensation;

•	the period during which an NEO has been in a key position with the Company;

•	with respect to equity awards, dilution and the market value of the Common Stock; and

•	Market Compensation Information among the Comparative Banks.
With respect to the size of incentive awards to NEOs, the Committee uses the following process. Generally during the fourth quarter of the fiscal year, the Committee approves a bonus pool for all participating employees, and the Company creates an accrual for financial reporting purposes. Senior management, with input from Human Resources, recommends the total amount of the bonus pool to the Committee based on a number of factors. The starting point generally is a formula based on a percentage of the prior year’s operating earnings and a percentage of the increase in operating earnings during the current year over the prior year. However, this is merely used as a point of reference. Other factors considered include, but are not limited to, the amount of the bonus pool for the prior year, the Company’s performance in the current year relative to the prior year period, and the Company’s year-to-date and projected performance relative to its business plan and the Comparative Banks. Although the Committee gives senior management’s recommendations for the bonus pool a significant amount of weight, the Committee has the discretion to accept or modify that recommendation.
Following the end of the fiscal year, the Committee approves the allocation of awards to individual NEOs. Because the Company achieved the goals set for 2006 on earnings per share growth and return on assets, and came close to achieving the goal set for return on equity, and because the Company outperformed the Comparative Banks on measures of credit quality and expense control, the Committee determined that the annual cash incentives for the NEOs should, in general, be larger than the awards based on 2005 performance. The Chief Executive Officer recommended the size of the awards for each of the other NEOs. The Chief Executive Officer meets with the Committee and discusses the performance of each executive officer in his or her area of responsibility. The Committee then approves or modifies the recommended annual cash incentive award for each NEO taking into account all of the factors mentioned above. The Committee believes that assessing performance after the year is complete, based on a broad perspective of the factors that contribute to performance, results in better and fairer compensation decisions than a strictly mechanical approach.

Mr. Christian N. Windsor
October 26, 2007

The Company will augment the disclosure in next year’s proxy statement consistent with the foregoing.
3.	Revise your disclosure to provide a more focused discussion of the policies governing the allocation of current versus future, and cash versus equity, compensation. From a general standpoint, analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.
Response: As noted above, the Company does not use a formula for allocating between current versus future, or cash versus equity, compensation. In addition, the Company’s allocation of compensation is not affected by the amount of compensation paid on a current versus future basis.
When allocating compensation between cash and equity, while no formula is used, the Company’s compensation philosophy is that better results are achieved if employees have incentive to act as owners through equity ownership. In addition, the focus of compensation decisions is more on long-term, rather than short-term performance. Consequently, the Committee tends to award more compensation in the form of equity versus cash relative to the Comparative Banks. This decision reflects the Company’s compensation philosophy and explains why the Company generally pays less in base salary than the Comparative Banks. In addition, the Committee believes that cash is a variable component of total compensation that should be adjusted up or down more readily than equity to reflect short-term performance. The Committee uses stock awards to reflect performance over a longer timeframe.
The Company will augment the disclosure in next year’s proxy statement consistent with the foregoing.
4.	Your disclosure indicates that individual performance is a significant factor that the Committee considers in granting compensation to the named executive officers. Revise your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Sadler. See Item 402(b)(2)(vii) of Regulation S-K.

Mr. Christian N. Windsor
October 26, 2007

Response: Individual performance is a significant factor that the Committee considers in granting compensation to the NEOs. The Committee assesses individual performance based on discussion between the Chief Executive Officer and the Committee. There are not specific levels of compensation tied to the achievement of specific levels of individual performance.
As noted on p. 14 of the proxy statement, the Committee establishes Goals and Objectives at the beginning of each year to evaluate the performance of the Chief Executive Officer and the other NEOs, but the amount of annual cash incentive or stock-based compensation awarded to the Chief Executive Officer or another NEO is not directly tied to a defined level of performance. The quantitative Goals and Objectives for the Chief Executive Officer are the same as the Company’s Goals and Objectives set forth in its annual business plan.
For the Chief Executive Officer, the Committee considers the Market Compensation Information, the Company’s performance over the prior year and the long-term and various other factors, and determines and approves an appropriate level of compensation. The Committee’s analysis begins with a review of how the Company has done against its Goals and Objectives. Three financial goals established within the Goals and Objectives are earnings per share growth, return on assets and return on equity. Other performance measures considered within the Goals and Objectives, but not formally weighted, include composition of earnings, asset quality relative to the banking industry, responsiveness to the economic environment, achievement of business plans and cumulative stockholder return. The Committee determines the performance of the Chief Executive Officer based on the Company’s performance compared to these measures and compared to how the Comparative Banks performed with respect to these measures.
As noted on pages 14-15 of the proxy statement, with respect to the other NEOs, the Chief Executive Officer and the Executive Vice President of Human Resources develop compensation recommendations with respect to each element of compensation for each other NEO based, in part, upon the Market Compensation Information and consideration of each individual’s performance, scope of responsibilities and marketability. Such recommendations are determined within the principles of compensation described in the proxy statement with respect to each of the compensation elements and presented to the Committee in January of each year. In setting and approving compensation, the Committee examines a number of factors, including the compensation paid in the previous year, the performance of the executive in the current year based on the recommendations of management and marketability. The Committee makes changes to the executive’s prior year compensation as it deems appropriate and approves each NEO’s compensation package.
The Company will augment the disclosure in next year’s proxy statement consistent with the foregoing.

Mr. Christian N. Windsor
October 26, 2007

5.	Revise your disclosure to provide a more complete quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation under the annual incentive plan and 2005 Incentive Compensation Plan. Your revised disclosure should discuss the specific items of company performance for 2006 and 2007 and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v).
Response: As noted above, there are no specific performance objectives that must be achieved in order for executive officers to earn a defined level of incentive compensation under the annual incentive plan and 2005 Incentive Compensation Plan. As indicated on page 15 of the proxy statement, the Annual Executive Incentive Plan provides for discretionary grants of cash awards to the NEOs as determined by the Committee. For 2006, the Company achieved the goals set for earnings per share growth and return on assets, and nearly achieved the goal set for return on equity. In addition, results were generally better than the median performance of the Comparative Banks, in some cases significantly, on measures such as earnings per share growth on a net operating basis, and the assessment of performance on credit quality and expense control. The Company’s performance against its objectives is taken into account when the Committee sets the amount of the incentive bonus pool and makes individual awards as noted above. However, although the Committee reviews the achievement of target levels of performance goals, corporate financial, strategic, and operational objectives and individual goals, the Committee does not set compensation based on the achievement of target levels of performance goals or on the achievement of corporate financial, strategic and operational objectives or individual goals.
The method by which the Committee determines individual awards is described in response to Comment No. 2 above.
The Company will augment the disclosure in next year’s proxy statement consistent with the foregoing
6.	If you did not disclose the performance targets used to determine incentive compensation, or discuss material changes in performance targets for the upcoming year, because you believe that disclosure of these targets is not required because disclosure would result in competitive harm, please provide the staff with your confidentiality analysis. The analysis should address how you determined that the disclosure of the performance targets would cause competitive harm to the company. To the extent that it is appropriate to omit specific targets or performance objectives, provide the disclosure contemplated by Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, provide disclosure that addresses the relationship between historical and future achievement.

Mr. Christian N. Windsor
October 26, 2007

Response: As noted above, quantified targets are not used in a weighted way to determine incentive compensation. As indicated on page 14 of the proxy statement, the Committee establishes Goals and Objectives to evaluate the performance of the Chief Executive Officer and other NEOs, but the amount of annual cash incentive or stock-based compensation awarded to each executive is not directly tied to a defined level of performance. The quantitative factors of the Goals and Objectives of the Chief Executive Officer and other NEOs are the same as the specific corporate goals for these measures reflected in the Company’s business plan.
Instruction 4 to Item 402(b) states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.
The Company did not disclose the specific goals in its proxy statement because such information is sensitive commercial and financial information that could cause it competitive harm in the hands of competitors. Competition in the banking industry is intense, and disclosure of specific goals could give competitors insight into the Company’s operating strategy and allocation of resources. The Company has not disclosed these performance objectives to the public and keeps this information confidential. In addition, the Committee does not believe such information is material to investors because, while the Committee does establish Goals and Objectives at the beginning of each year, the amount of annual cash incentive or stock-based compensation awarded to the Chief Executive Officer or another NEO is not directly tied to a defined level of performance. As explained above, although performance targets influence decisions regarding the amount of incentive compensation paid to the Chief Executive Officer and NEOs, many factors are considered by the Committee when setting compensation. In addition to quantitative factors, the Committee considers qualitative factors as it deems appropriate in its discretion, such as unexpected changes in the economic and market environments, an assessment of the executive’s individual performance, seniority and marketability.
The Company believes that it falls within the Staff’s guidance for confidential treatment set forth in Staff Legal Bulletin No. 1A (with Addendum Jul. 11, 2001), Confidential Treatment Requests, which sets forth the Staff’s view that companies obtaining confidential treatment should demonstrate that disclosing the information would cause

Mr. Christian N. Windsor
October 26, 2007

competitive harm to the company, that disclosure of the confidential information is not necessary for protection of investors, and that the company has otherwise kept the information confidential. Accordingly, the Company believes that disclosure of specific performance targets is not required under the SEC’s executive compensation rules.
7.	Clarify whether the Committee has exercised its discretion under your compensation plan. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.
Response: As described above, the Committee’s grant of awards under its compensation plans is discretionary. Elements of compensation are not targeted to attainment of specific performance goals. Accordingly, the Company does not believe that Item 402(b)(2)(vi) applies or is a consideration that should be addressed in its CD & A.
8.	You disclose that Messrs. Sadler and Wilmers requested that the company not provide them with stock option awards. You also state that the Committee determined that both officers had interests that were sufficiently aligned with those of the company and its shareholders. To the extent the amounts realized by these individuals upon the exercise of stock options in the last fiscal year impacted the compensation policies for these individuals, revise to provide a focused discussion of how the decision not to provide stock options affected the total mix of compensation paid to the officers. In particular, please discuss any changes to the amount of cash compensation or the determination of other benefits that were necessitated by the officers’ election. See Item 402(b)(2)(x) of Item 402 of Regulation S-K. Furthermore, if policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.
Response: As indicated at pages 16-17 of the proxy statement, Messrs. Sadler and Wilmers declined to be considered for any stock option awards. The reason that Messrs. Sadler and Wilmers declined to be considered is that they already own a significant amount of equity and they believe they have been fairly compensated due to the long-term performance of the Company’s stock. Both Mr. Sadler and Mr. Wilmers believe that equity is a scarce resource with an associated expense to the Company. Reflecting their commitment to employee equity ownership, they informed the Committee that they did not believe they needed an equity award as they believed it could be used elsewhere in the Company to further the Company’s stock ownership objectives. In deciding to honor the request of Messrs. Sadler and Wilmers, the Committee determined that, given Messrs. Sadler and Wilmers’ ownership of Common Stock, their interests were already sufficiently aligned with those of the Company’s stockholders. Therefore, the Committee honored their request. The Committee’s determination did not involve any consideration of the total mix of either executive’s compensation and no changes were made to the amount of other compensation or benefits that either executive was entitled to as a result of their voluntary waiver of consideration for stock option awards. In addition, the policies or decisions relating to both executives is not materially different than for the

Mr. Christian N. Windsor
October 26, 2007

other officers, except that as explained above and in the proxy statement, the Committee established personal objectives for Mr. Sadler, and the unique responsibilities and performance of each NEO necessarily affects the Committee’s analysis of what compensation that executive receives.
9.	Revise your disclosure to describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination of employment were appropriate under your compensation program. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response: The Company’s compensation plans do not contain payments or benefits to NEOs that are specifically triggered by a change-of-control. As noted on page 13 of the proxy statement, the Company has not entered into employment agreements or separate change-of-control or severance agreements with the NEOs in connection with the Company’s compensation program because the Company does not favor treatment of the NEOs in those circumstances beyond that provided for employees generally. The Company’s severance plan provides for severance payments of up to two years of base salary depending on the level and seniority of the terminated executive. The severance payments are not triggered by a “change in control” but rather as straight severance if the employee’s job is eliminated. There is acceleration of vesting under the 2005 Incentive Compensation Plan on a change-of-control, but no special provisions apply to executives under the plan. The Committee believes that these plans are appropriate because the NEOs are not treated differently than rank-and-file employees.
10.	You provide disclosure relating to the allocation of contributions under the various plans. Please expand your discussion regarding how interest is credited and contributions and earnings are vested. Please refer to paragraph (i)(3)(ii) of Item 402 of Regulation S-K.
Response: As set forth in the narrative descriptions following the Non-Qualified Deferred Compensation table, deferred amounts are, in accordance with a participant’s individual elections, treated as if they were invested among the investment funds or benchmarks available under the Qualified 401(k) Plan.
Participants may elect to change the investment of deferred amounts on the same basis as amounts invested under the Qualified 401(k) Plan. In future filings, the Company will explain the manner and timing in which earnings are credited and clarify that participants in the 401(k) Plan are immediately vested in participant contributions and earnings as well as Company matches, and that participants in the Non-Qualified Retirement Accumulation Account and Pension Plan are immediately vested in participant contributions and earnings but not Company contributions.
11.	Revise your disclosure to disclose the amount of the fees received by each director that was paid in common stock.

Mr. Christian N. Windsor
October 26, 2007

Response: In future filings, the Company will revise its disclosure to set forth the amount of fees for which each director elected to take stock.
12.	Please revise your discussion of credit relationships between M&T and your officers and directors to include the full representation required by Instruction 4 to Item 404(a) of Regulation S-K.
Response: In future filings, the Company will include the exact language of the representation as set forth in Instruction 4 to Item 404(a) of Regulation S-K.
13.	Please provide the disclosure required by Item 404(b) of Regulation S-K.
Response: The Company’s principal policies relating to transactions of the types required to be disclosed under Item 404(a) of Regulation S-K are its Code of Business Conduct and Ethics and its policies designed to support compliance with banking regulations relating to the extension of credit by our subsidiary banks to insiders, including executive officers and directors and entities in which these individuals have specified control positions (the federal statutory and regulatory provisions that establish these restrictions are often referred to as “Regulation O”). The Company will furnish the information required by Item 404(b) regarding these policies in future filings.
14.	Please expand your discussion of the functions and activities performed by Mercer Human Resource Consulting. Your disclosure should more fully address the nature and scope of the consultant’s assignment, including its specific contributions and findings with respect to your pay practices and amounts. Refer to Item 407(e)(3)(iii) of Regulation S-K.
In both 2005 and 2006 the Committee retained Mercer Human Resource Consulting (“Mercer”), a human resources consulting firm. Under its charter, the Committee has sole authority to retain and terminate any compensation consultant and approve the terms and conditions of any consultant’s retention.
The Committee engaged Mercer to prepare a report on the competitiveness of the compensation for the Company’s senior officer group. The nature and scope of Mercer’s review and the factors that it considered are described in the Compensation Discussion and Analysis. Mercer did not play a role in determining or recommending the amount or form of executive compensation. If the Committee retains Mercer or another consultant next year, the Company will provide the disclosure called for by Item 407(e)(3)(iii) to the extent appropriate under the circumstances.
* * * * *
Additionally, as requested in your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Christian N. Windsor
October 26, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes that the above information is responsive to your comments. If I can be of any assistance in facilitating your review, please contact me at (716)-842-5169.
Sincerely,
/s/ Mark W. Yonkman
Mark W. Yonkman
Senior Vice President and General Counsel